Filed by: IVAX Corporation
Pursuant to Rule 425 under the
Securities Act of 1933 and deemed filed
pursuant to Rule 14a-12 under the
Securities Exchange Act of 1934
Subject Companies: Ivax Corporation
Commission File No. 001-09623

Safe Harbor Statement under the U.S. Private Securities Litigation Reform Act of 1995:
The statements, analyses and other information contained herein relating to the proposed merger and anticipated synergies, savings and financial and operating performance, including estimates for growth, trends in each of TEVA Pharmaceutical Industries Limited’s and IVAX Corporation’s operations and financial results, the markets for TEVA’s and IVAX’s products, the future development of TEVA’s and IVAX’s business, and the contingencies and uncertainties to which TEVA and IVAX may be subject, as well as other statements including words such as “anticipate,” “believe,” “plan,” “estimate,” “expect,” “intend,” “will,” “should,” “may” and other similar expressions, are “forward-looking statements” under the Private Securities Litigation Reform Act of 1995. Such statements are made based upon management’s current expectations and beliefs concerning future events and their potential effects on the company. Actual results may differ materially from the results anticipated in these forward-looking statements. Important factors that could cause or contribute to such differences include whether and when the proposed acquisition will be consummated and the terms of any conditions imposed in connection with such closing, TEVA’s ability to rapidly integrate IVAX’s operations and achieve expected synergies, diversion of management time on merger-related issues, TEVA and IVAX’s ability to successfully develop and commercialize additional pharmaceutical products, the introduction of competitive generic products, the impact of competition from brand-name companies that sell or license their own generic products (so called “authorized generics”) or successfully extend the exclusivity period of their branded products, the effects of competition on Copaxone ® sales, regulatory changes that may prevent TEVA or IVAX from exploiting exclusivity periods, potential liability for sales of generic products prior to completion of appellate litigation, including that relating to Neurontin, the impact of pharmaceutical industry regulation and pending legislation that could affect the pharmaceutical industry, the difficulty of predicting U.S. Food and Drug Administration, European Medicines Association and other regulatory authority approvals, the regulatory environment and changes in the health policies and structure of various countries, TEVA’s ability to successfully identify, consummate and integrate acquisitions, exposure to product liability claims, dependence on patent and other protections for innovative products, significant operations outside the United States that may be adversely affected by terrorism or major hostilities, fluctuations in currency, exchange and interest rates, operating results and other factors that are discussed in TEVA‘s Annual Report on Form 20-F, IVAX’s Annual Report on Form 10-K and their other filings with the U.S. Securities and Exchange Commission. Forward-looking statements speak only as of the date on which they are made, and neither TEVA nor IVAX undertakes no obligation to update publicly or revise any forward-looking statement, whether as a result of new information, future developments or otherwise.
Investors are urged to read the proxy statement/prospectus regarding the merger and any other relevant documents carefully in their entirety because they contain important information about the proposed transaction. The registration statement containing the proxy statement/prospectus and other documents are available free of charge at the SEC’s website, www.sec.gov. You may also obtain the proxy statement/prospectus and other documents free of charge by contacting IVAX Investor Relations at (305) 575-6000 or Teva Investor Relations at 972-3-926-7554.
IVAX CORPORATION
Host: David Malina
November 8, 2005/10:00 a.m. CST

IVAX CORPORATION
November 8, 2005
10:00 a.m. CST

Moderator
Ladies and gentlemen, thank you for standing by. Welcome to the IVAX Corporation Third Quarter Earnings call. At this time, all participants are in a listen-only mode. As a reminder, this conference is being recorded.

I would now like to turn the conference over to our host, Mr. Neil Flanzraich, Vice-chairman and President. Sir, you may begin.

N. Flanzraich
Good morning, everyone. I’m Neil Flanzraich, Vice-chairman and President of IVAX Corporation. Phillip Frost, Chairman and CEO of IVAX Corporation is away on business, and so I would like to welcome you to our conference call and Webcast to discuss the company’s third quarter 2005 financial results reported earlier today. In the event you have not received this press release, it is available online via our Web site at www.ivax.com.

IVAX CORPORATION
Host: David Malina
November 8, 2005/10:00 a.m. CST

Please note that the format of today’s conference call will be listen-only. Joining me this morning are Tom Beier, our Senior Vice-president of Finance and Chief Financial Officer, and David Malina, our Vice-president of Investor Relations.

At this time, I’ll turn the call over to David for a required item, and then I will give additional comments about our business. After that, Tom will provide a review of our third quarter 2005 financials, and then I’ll follow with some closing remarks.

D. Malina
I’d like to remind you that statements in this conference call are forward-looking and are made pursuant to the safe harbor provisions of Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve risk and uncertainties that may affect IVAX’ business and prospects and cause results to differ significantly from those expressed or implied in this conference call. You should consider the economic, competitive, governmental, technological and other factors discussed in IVAX’ annual report on Form 10-K and other filings with Securities and Exchange Commission.

IVAX CORPORATION
Host: David Malina
November 8, 2005/10:00 a.m. CST

N. Flanzraich
Since this may be our last quarter to report as an independent company, before giving you some brief comments on our third quarter 2005 and our business, we would like to thank all of our investors and employees for their loyalty and support throughout the years.

The revenues for the third quarter 2005 were up 41% to $617.7 million from $439.1 million in the third quarter 2004. These were the highest quarterly revenues in IVAX’ 18-year history.

Income for the third quarter 2005 was up 25% to $55.4 million from $44.4 million in the third quarter 2004. Earnings per share was up 18% in the third quarter 2005 to $0.20 from $0.17 in the third quarter 2004.

For the nine months ended September 30, 2005, the revenues were $1.69 billion, and income, $134.5 million, or $0.49 per share compared to revenues of $1.33 billion and income of $134.8 million, or $0.51 per share in 2004.

To properly compare the third quarter 2005 with the third quarter 2004, please recall that in the third quarter 2004, we benefited from six-month exclusivity for several generics, which we didn’t have in the third quarter

IVAX CORPORATION
Host: David Malina
November 8, 2005/10:00 a.m. CST

2005, but we will have again in 2006, and that our tax provision was over $27 million less in the third quarter 2004 than in the third quarter of 2005.

We announced on October 24, 2005, that our third quarter earnings would decrease approximately $0.04 per share by items related to our merger with Teva Pharmaceuticals Limited. These included approximately $10.2 million in merger-related costs for investment banking fees, retention bonuses and legal and accounting fees, costs that are required to be expensed by acquirees, much of which is not tax-deductible.

Also, there has been the diluted effect of over nine million additional shares now outstanding, or deemed outstanding, in connection with options and convertible notes because of the recent rise in IVAX’ stock price.

On October 27, 2005, IVAX and Teva announced that their shareholders overwhelmingly approved the acquisition of IVAX by Teva. In excess of 98% of both Teva shares and the IVAX shares voting, voted in favor of the transaction.

IVAX CORPORATION
Host: David Malina
November 8, 2005/10:00 a.m. CST

The merger with Teva is proceeding very much on track, and the closing of the transaction is still expected in late 2005, or early 2006. After completion of the Hart-Scott-Rodino clearance process, obtaining other required antitrust approvals and satisfaction of other closing conditions of the merger agreement, we expect that the impact of merger-related items will be even more significant in the fourth quarter. Because of that impact and the merger-related changes in our circumstances and activities, it no longer makes sense to provide guidance as a standalone company for the remainder of 2005 and beyond.

This is the 11th consecutive quarter of year-over-year increases of quarterly revenue, and we are pleased all of our major business regions contributed to this growth.

In the third quarter 2005, North American revenues increased 39% from $213 million to $295 million. These were the highest revenues ever for our North American operations, and the 11th consecutive quarter of year-over-year quarterly revenue growth.

European revenues increased 26% from $151.2 million to $190.9 million. This was largely attributable to recognition in this quarter of the

IVAX CORPORATION
Host: David Malina
November 8, 2005/10:00 a.m. CST

previously disclosed deferred revenues from our licensing agreement with Mayne Group Limited for Paxene, and revenues of Polfa Kutno, acquired in December 2004.

Latin American revenues increased 14% from $83.2 million to $94.6 million, the tenth consecutive quarter of year-over-year quarterly revenue growth.

Favorable developments during the third quarter include the continued strong performance of QVAR, our CFC-free, or HFA, aerosol corticosteroid maintenance medicine for asthma, IVAX’ albuterol sulfate HFA in a standard metered dose inhaler, becoming the top selling albuterol HFA product in the U.S. market, currently representing nearly 60% of all new albuterol HFA prescriptions, the continued success of IVAX’ business in Chile, Venezuela, Argentina and Peru, and most recently, receiving regulatory approval for IVAX’ fluticasone nasal spray in 11 countries across Europe. Fluticasone nasal spray is the generic equivalent of a product known in the U.S. as Flonase, which is marketed by GlaxoSmithKline for the treatment of allergies.

IVAX CORPORATION
Host: David Malina
November 8, 2005/10:00 a.m. CST

Our U.S. generics business is a major contributor to the record revenues achieved by our North American operations. IVAX’ generic pipeline currently...pending with the FDA, of which 13 are potentially first-to-file with related annual brand sales of more than $11.5 billion.

Our pipeline is considered the industry’s second largest, second only to Teva’s. The newest addition to our list of potential first-to-file generic opportunities is our generic version of Pulmicort Respules, AstraZeneca’s asthma medication, with annual U.S. sales of approximately $561 million.

IVAX’ generic pipeline contains a number of important opportunities, some of which are publicly known. Among these are Zoloft, Pfizer’s antidepressant. A settlement with Pfizer permits IVAX to launch in mid-2006, and we expect six months of exclusivity.

Proscar, Merck and Co.’s drug for benign prostatic hypertrophy, IVAX expects its six-month exclusivity to start mid-2006.

Zocor, Merck and Co.’s drug for lowering cholesterol, IVAX was first to file a paragraph four patent challenge on Zocor, and we expect to launch our generic version of Zocor in mid-2006. Nearly three years after our

IVAX CORPORATION
Host: David Malina
November 8, 2005/10:00 a.m. CST

filings, Merck delisted the patents we had challenged from the FDA’s orange book. We do not believe that the brand company’s subsequent removal of patents from the orange book should deny us our exclusivity period. We were not surprised, however, by the FDA’s recent denial of the citizen’s petition that we submitted on the issue. We continue to believe we should obtain six months marketing exclusivity for our generic version of Zocor. We strongly believe in the merits of our arguments, which we have now taken to federal court. And happily, there is ample time to obtain a resolution before June 2006.

Lexapro, Forest Lab’s antidepressant, our patent challenge trial...Lexapro, has recently been postponed by the federal district court, District of Delaware, from December 5, 2005 until March 15, 2006, in order to accommodate the expected ten-day length of our trial.

Zyprexa, Eli Lilly’s antipsychotic drug, IVAX was first to challenge Zyprexa’s patent. In April 2005, the Indiana Federal District Court upheld the Zyprexa patent. IVAX continues to strongly believe the Zyprexa patent is invalid, and we are appealing the Indiana Federal District Court decision to the U.S. Court of Appeals Federal Circuit in Washington D.C.

IVAX CORPORATION
Host: David Malina
November 8, 2005/10:00 a.m. CST

where we believe we have a good chance of success. We expect the U.S. Court of Appeals to reach a decision in the first half of 2006.

Flonase, GlaxoSmithKline’s drug for allergies, there are three citizen petitions pending with the FDA relating to generic Flonase. We cannot predict when we will be able to launch our generic equivalent of this drug.

We’re approaching the final stages of our merger with Teva. And like our shareholders who so strongly approved the merger, we have great confidence in the company that will be created from this union. The combined company will, at closing, have an expected annual revenue run rate of over $7 billion. It will be the largest generic company in the world. It will have expected combined total prescriptions in the U.S. of about 340 million, which is 130 million more than the second largest generic company, and second by a small and narrowing margin to Pfizer among all U.S. pharmaceutical companies. And we’ll have direct operations in over 50 countries, and sales in many more.

This company will have excellent prospects for growth with proprietary drug offerings in key therapeutic areas such as central nervous system, respiratory and oncology. It will be a company with the ability to respond

IVAX CORPORATION
Host: David Malina
November 8, 2005/10:00 a.m. CST

on a global scale to the widest range of requirements of patients, customers and healthcare providers, both therapeutically and economically.

Once again, we would like to thank all of you for your support through the years. I will now turn the call over to Tom Beier for further discussion of our financial results.

T. Beier
Today, IVAX Corporation reported net income of $55.4 million, or $0.20 per share, for the third quarter ended September 30, 2005. Net income for the comparable 2004 quarter was $44.4 million, or $0.17 per share. Our $0.20 per share includes a $0.04 negative impact from merger-related expenses, which is required to be expensed by the acquirees and by the diluted effect of additional shares outstanding, and deemed outstanding, in connection with options and convertible notes due to the recent rise in IVAX’ stock price.

Gross profit amounted to $261 million in the quarter, compared with a $190.6 million in the comparable 2004 quarter, as revenues grew 41% and gross profits 37% during the current quarter. The improvement in our gross profit for the comparable 2004 quarter was primarily due to the

IVAX CORPORATION
Host: David Malina
November 8, 2005/10:00 a.m. CST

higher sales volume in the U.S. generics due to new product launches and increase in sales volume resulting from our acquisitions in Poland in 2004, and Phoenix Scientific in 2005, and an increase in other revenues attributable to recognition of the previously disclosed deferred revenues relating to our licensing agreement with Mayne for Paxene.

Our third quarter net revenues were $618 million, 41% over the $439 million reported during the third quarter of 2004, and 7% higher than the $577 million reported for the prior quarter.

A breakdown of revenues by region is a follows: North American net revenues increased 39% to $295 million in the current quarter, compared with $213 million in the 2004 third quarter and were 13% higher than the $261 million during the second quarter of 2005. The increase in North American net revenues was primarily attributable to volume increases of our base manufacturing and distributed products and sales of new products. This increase was in spite of the end of exclusivity periods for certain products launched during the 2004 period.

European net revenues increased 26% to $191 million for the current quarter, compared with $151 million in the 2004 third quarter and were

IVAX CORPORATION
Host: David Malina
November 8, 2005/10:00 a.m. CST

3% lower than the $197 million in the previous quarter. The increase in European net revenues is primarily attributable to higher sales in our Central and Eastern European countries, and sales resulting from the acquisition of Polfa Kutno in the fourth quarter of 2004. In addition, European other revenues included payments received from the Mayne agreement.

Latin American net revenues increased 14% to $95 million for the third quarter, compared to $83 million in the 2004 comparable quarter and were 4% lower than the $98 million in the previous quarter. The increase in net revenues during the current quarter was driven, primarily, by higher sales in the majority of the Latin American countries.

Gross profit percent for the quarter was 42%. This compares with 43% in the 2004 third quarter and 41% in the previous quarter. The higher gross profit percent in the 2004 quarter included significant sales from new product launches in the U.S. that had exclusivity periods. The current quarter gross profit margin were impacted by significant product sales in the U.S. related to the launching of two authorized generic products during the second quarter, which typically have lower gross profit margins. The

IVAX CORPORATION
Host: David Malina
November 8, 2005/10:00 a.m. CST

impact of these lower-margin products were somewhat offset by higher other revenues received during the quarter.

Operating expenses increased 25% to $184 million for the 2004 third quarter and increased 5% from the 2005 second quarter. Included in operating expenses during the quarter were $10.2 million of merger-related expenses. Selling expenses increased 16% over the prior year quarter and decreased 7% from the previous quarter.

General and administrative expenses increased 27% during the current quarter over the prior year quarter and increased 11% from the previous quarter. The higher cost in the current quarter compared to the 2004 third quarter were associated with costs relating to our business acquisitions in Europe during the fourth quarter of 2004 and the acquisitions of Phoenix Scientific in the second quarter of 2005.

Research and development spending increased 4% during the current quarter over the prior year quarter and decreased 3% from the previous quarter. The increase and/or decrease in the research and development expenses is primarily attributable to the timing of expenses related to the various research products.

IVAX CORPORATION
Host: David Malina
November 8, 2005/10:00 a.m. CST

Other income and expenses includes interest income of $4.2 million, interest expense of $10.2 million and other income of $7.2 million for a combined total other income of $1.3 million for the third quarter of 2005. This compares with total other expenses of $3 million for the third quarter 2004 and $2.5 million of other income in the previous quarter.

The company’s provision for taxes amounted to $23.7 million, a $27.1 million increase over the comparable 2004 quarter, which included a credit provision of $3.4 million. During 2004, certain tax-planning strategies were implemented that reduced the company’s overall effective tax rate. The company estimates its effective tax rate for the year 2005 to be approximately 30%, and it’s dependent on the amount of domestic versus foreign income tax mix and the related rates for each of the tax jurisdictions.

This concludes my remarks at this time. I’ll turn it back to Neil for his closing comments.

N. Flanzraich	IVAX has achieved many important business and scientific breakthroughs since it was founded in 1987. Let me mention just a few.

IVAX CORPORATION
Host: David Malina
November 8, 2005/10:00 a.m. CST

IVAX was the first company to receive U.S. approval for a generic version of a sustained release drug with bupropion hydrochloride for hypertension. This was the first generic product to achieve over $100 million in revenues and put the generic industry on the map.

IVAX was the first company in the U.S. to receive approval of the generic form of an inhaled drug, albuterol, in the metered dose inhaler and helped the FDA develop tests and standards for bioequivalents for inhaled medicine.

IVAX was the first company in the world to receive approval for a non-CFC aerosol, inhaled form, of a corticosteroid for asthma and has been an industry leader in bringing environmentally-friendly CFC-free aerosol products to market.

IVAX was one of the first generic companies to develop a significant and growing presence as a proprietary pharmaceutical company and currently has marketed drugs, or drug candidates, in such important therapeutic categories as respiratory, oncology and central nervous system disorders. IVAX built an important international pharmaceutical company with

IVAX CORPORATION
Host: David Malina
November 8, 2005/10:00 a.m. CST

direct operations in about 40 countries. IVAX has a significant presence in Western Europe and a major and growing presence in Central and Eastern Europe, and IVAX is one of the largest pharmaceutical companies in Latin America.

IVAX has been successful in winning first-to-file six-month periods of exclusivity for our generic equivalents of numerous blockbuster drugs such as Paxil, Glucophage XR, Glucovance, Zoloft and Proscar. And in doing so, IVAX has saved, and will save, American healthcare payers and consumers billions of dollars annually, while bringing great value to our shareholders.

According to IMS data in 2004, IVAX was the fastest growing of the top five U.S. generic companies and the 11th leading U.S. pharmaceutical company in terms of prescriptions.

It’s been quite a run and a highly rewarding 18 years for IVAX’ investors and employees, and we believe that the best is yet to come. Thank you for joining us this morning.

IVAX CORPORATION
Host: David Malina
November 8, 2005/10:00 a.m. CST

Moderator
Ladies and gentlemen, this conference will be available for replay after 1:45 p.m. today through November 12, 2005, 11:59 p.m. eastern time. You may access the AT&T teleconference replay system at any time by dialing 1-800-475-6701 and entering the access code 802382. International participants, dial 320-365-3844.

That does conclude our conference for today. Thank you for your participation and for using AT&T Executive Teleconference. You may now disconnect.